ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

July 14, 2023

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Kimberly A. Browning Anu Dubey

Re:	BondBloxx ETF Trust (the “Registrant”) File Nos. 333-258986 and 811-23731

Dear Mses. Browning and Dubey:

This letter is being filed to respond to additional comments received from you on July 12, 2023 and July 13, 2023 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 14 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on April 6, 2023, and the Fund’s comment response letter dated July 12, 2023, responding to initial staff comments received on May 23, 2023 and July 6, 2023 (the “Initial Letter”). The staff’s additional comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 18 to the Registration Statement, which the Registrant expects to be filed on or about July 14, 2023. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement, and any comment references noted herein are to the Initial Letter.

1.	The staff reissues Comment #1. The staff notes the accompanying response stated, “certain risks included in Item 9 but not in Item 4 . . .”, suggesting that there are principal risks included in Item 9 that are not summarized in Item 4. Please confirm that all principal risks included in Item 9 are also summarized in Item 4 and relocate non-principal risks to the SAI.

The Registrant confirms that all principal risks included in Item 9 are summarized in Item 4.

2.	Regarding the Registrant’s response to Comment #7, please disclose in Item 4 that the Fund will be close to fully invested at all times in the Underlying Funds.

The Registrant intends to add the requested disclosure to the first paragraph under “Principal Investment Strategies” as follows (additions in bold/underline):

The Fund is “actively managed” and does not seek to replicate the performance of a specified index. The Fund is newly organized . . . The ETFs in which the Fund invests are: BondBloxx USD High Yield Bond Industrial Sector ETF (ticker: XHYI), BondBloxx USD High Yield Bond Telecom, Media & Technology Sector ETF (ticker: XHYT), BondBloxx USD High Yield Bond Healthcare Sector ETF (ticker: XHYH), BondBloxx USD High Yield Bond Financial & REIT Sector ETF (ticker: XHYF), BondBloxx USD High Yield Bond Energy Sector ETF |(ticker: XHYE), BondBloxx USD High Yield Bond Consumer Cyclicals Sector ETF (ticker: XHYC) and BondBloxx USD High Yield Bond Consumer Non-Cyclicals Sector ETF (ticker: XHYD) (each, an “Underlying Fund”). The Fund will be close to fully invested at all times in the Underlying Funds. Each Underlying Fund is an affiliated fund advised by the Adviser.

3.	Please confirm that the Registrant’s responses to Comments #10 and #11 are consistent with the Registrant’s response to Comment #25.

The Registrant believes that the current strategies and risk disclosures in the Registration Statement, as revised for clarity as proposed in the Registrant’s response to Comment #25, provide investors with sufficient disclosure regarding the risks of investing in high yield bonds.

4.	The staff reissues Comment #15. Please explain why the current disclosure is not misleading as it appears the Fund is describing a non-principal investment strategy in the Fund’s prospectus.

The Registrant respectfully declines to make changes in response to Comment #15. The Registrant believes the current disclosure is clear in that the Fund may, as part of its investment strategies, invest up to 20% of its net assets in the instruments identified in the above-mentioned disclosure. The Registrant does not believe the disclosure suggests that the Fund would be investing in each instrument to such a degree that each would constitute a principal investment strategy.

5.	Regarding the Registrant’s response to Comment #19, the staff objects to the inclusion of the phrase “to the extent that such information is available to the Fund” in the proposed additional disclosure. Please delete this phrase.

The Registrant respectfully declines to make changes in response to this comment. The Registrant notes that the Fund may not have access to all relevant information of the underlying companies. Therefore, for purposes of determining compliance with the Fund’s concentration policies, the Fund will consider the portfolio positions of the underlying investment companies (at the time of purchase) in which the Fund invests to the extent reasonably practicable based on information publicly available to the Fund as a shareholder in these underlying investment companies.

6.	Regarding the Registrant’s response to Comment #20, please confirm whether the Fund will be investing in derivatives principally. If not, please relocate this disclosure to the SAI.

The Registrant respectfully declines to make changes in response to this comment. As noted in the Initial Letter, while the Fund does not intend to use derivatives to meet its 80% investment policy, it reserves the right to do so. The Registrant believes inclusion of the above-mentioned disclosure provides investors with clarity with respect to

7.	Regarding the Registrant’s response to Comment #24.f., staff notes the requested disclosure should be in Item 4.

The Registrant intends to revise the last paragraph under “Investment in the Underlying Funds Risk” as follows (additions in bold/underline):

The Fund’s NAV will change with changes in the value of the Underlying Funds and other investments based on their market valuations. The Fund’s market price may deviate from value of the Fund’s underlying holdings, particularly in times of market stress, and as a result, investors may pay more or receive less than the underlying value of the Fund’s shares bought or sold. See also “—Exchange-Traded Fund (ETF) and Other Investment Company Risk” below. An investment in the Fund will entail more costs and expenses than a direct investment in the Underlying Funds.

For the staff’s reference, see Appendix A for other changes the Registrant intends to make to this risk factor, as described in the Initial Letter.

8.	Regarding the Registrant’s response to Comment #27.c., the staff notes that the third paragraph of the proposed additional disclosure includes references to “markets, regions, countries, or groups of countries . . .” Please revise this disclosure as necessary for clarity and accuracy.

The Registrant respectfully declines to make changes in response to this comment. The Registrant notes that an Underlying Fund’s underlying index may include U.S. dollar-denominated high yield corporate bonds that are publicly issued in the U.S. domestic market and that are, among other things, issued by companies having “risk exposure” to countries (i.e., issuers that are subject to the risks of one or more of these countries as a result of the principal country of domicile of the issuers (as determined by the Underlying Fund’s Index Provider)) that are members of the FX-G10. As a result, the Fund would have exposure to other markets, regions, countries or groups of countries, as the proposed disclosure notes.

9.	The staff reissues Comment #27.d.

The Registrant intends to further revise “Concentration Risk” as set forth in Appendix A. See also “Investment in the Underlying Funds Risk” in Appendix A.

10.	Regarding Comment #29, please confirm that the performance of the Target Fund will be included in Item 4.

The Registrant so confirms.

11.	Regarding the Registrant’s response to Comment #33, as the Fund will not be investing in privately issued securities as a principal investment strategy, please relocate the risk factor “Privately Issued Securities Risk” to the SAI.

As noted in the Initial Letter, while privately issued securities may constitute a significant percentage of the indexes of the Underlying Funds, the Fund does not consider investing in privately issued securities as a principal investment strategy of the Fund. The Registrant believes this risk factor provides investors with clear disclosure with respect to the Fund’s potential exposure to privately issued securities through the Underlying Funds.

12.	The staff notes the Registrant’s responses to Comments #47 and #48. Please acknowledge that the staff may not be in a position to grant the Registrant acceleration should the Registrant request acceleration in the future.

The Registrant acknowledges the staff’s comment.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Fund.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer

Appendix A

Concentration Risk. ~~The~~It is possible the Fund may not have exposure to all Sectors or Underlying Funds at all times. Accordingly, the Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that, based on the Fund’s exposure to certain Sectors or Underlying Funds at various times, the Fund's investments are concentrated in the securities and/or other assets of a particular issuer or issuers, sector, sub-sector, market segment, market, industry, group of industries, country, group of countries, region or asset class.

Each Underlying Fund has an industry concentration policy such that the Underlying Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that its underlying index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and tax exempt securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry. As of December 31, 2022: with respect to BondBloxx USD High Yield Bond Industrial Sector ETF, its underlying index holds 25% or more of its assets in the basic industry, capital goods, and services sub-sectors; with respect to BondBloxx USD High Yield Bond Telecom, Media & Technology Sector ETF, its underlying index currently holds 25% or more of its assets in the media and telecommunications sub-sectors; with respect to BondBloxx USD High Yield Bond Healthcare Sector ETF, its underling index currently holds 25% or more of its assets in the healthcare sub-sector; with respect to BondBloxx USD High Yield Bond Financial & REIT Sector ETF, its underlying index currently holds 25% or more of its assets in the financial services and REIT sub-sectors; with respect to BondBloxx USD High Yield Bond Energy Sector ETF, its underlying index currently holds 25% or more of its assets in the energy sub-sector; with respect to BondBloxx USD High Yield Bond Consumer Cyclicals Sector ETF, its underlying index currently holds 25% or more of its assets in the leisure sub-sector; and with respect to BondBloxx USD High Yield Bond Consumer Non-Cyclicals Sector ETF, its underlying index currently holds 25% or more of its assets in the consumer goods and utilities sub-sectors.

To the extent the Fund invests more heavily in particular sectors, sub-sectors, industries, groups of industries, asset classes, markets, regions, countries, or groups of countries, its performance will be especially sensitive to developments that significantly affect those sectors, sub-sectors, industries, asset classes, markets, regions, or countries. In addition, the value of the Fund’s shares may change at different rates compared to the value of shares of a fund with investments in a more diversified mix of sectors, sub-sectors, industries, asset classes, markets, regions, or countries. An individual sector, sub-sector, industry, group of industries, asset-class, market, region, country, or group of countries may outperform the broader market during particular periods, but may do so with considerably greater volatility than the broader market. In addition, the several industries that constitute a sector or sub-sector or the several countries or markets that constitute a region or group of countries may all react similarly to economic, political, regulatory or other market events. The Fund’s performance could also be affected if the sectors, sub-sectors, industries, asset classes, markets, regions, or countries do not perform as expected. Alternatively, a lack of exposure to one or more other sectors, sub-sectors, industries, asset classes, markets, regions, or countries may adversely affect performance.

Investment in the Underlying Funds Risk. The Fund ~~expects to invest~~invests a substantial portion of its assets in the Underlying Funds. Accordingly, the Fund’s investment performance ~~is likely to~~will be directly related to the performance of the Underlying Funds, and the Fund is subject to the risk factors associated with the investments of the Underlying Funds and will be affected by the investment policies and practices of the Underlying Funds in direct proportion to the amount of assets allocated to each. To the extent the Fund is exposed more heavily to one or more particular Sectors, its performance will be especially sensitive to risks associated with those Sectors, which include:

●	Industrial Sector Risk. Industrial companies are affected by supply and demand both for their specific product or service and for industrial sector products in general. Government regulation, world events, exchange rates and economic conditions, technological developments and liabilities for environmental damage and general civil liabilities will likewise affect the performance of these companies.

●	Telecom, Media and Technology Sector Risk. The telecom, media and technology sector consists of a number of sub-sectors, including the telecommunications, communication services, technology and electronics and media sub-sectors. These sectors are subject to the risks of rapid innovation and obsolescence cycles, intellectual property theft, government regulation, cybersecurity incidents and labor force challenges, among others. There is significant competition for technological advances, and issuers that fail to innovate will be adversely impacted. In addition, issuers in certain sub-sectors require substantial capital investments to develop products and services.

●	Healthcare Sector Risk. The profitability of companies in the healthcare sector may be adversely affected by the following factors, among others: extensive government regulations, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient and tele-health services, changes in the demand for medical products and services, a limited number of products, industry innovation, changes in technologies and other market developments.

●	Financial Sector Risk. The financial sector consists of numerous sub-sectors, including the banking, financial services, insurance and REIT sub-sectors. Companies in the financial sector of an economy are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount of capital they must maintain and, potentially, their size. Certain risks may impact the value of investments in the financial sector more severely than those of investments outside this sector, including the risks associated with companies that operate with substantial financial leverage. Companies in the financial sector are exposed directly to the credit risk of their borrowers and counterparties, who may be leveraged to an unknown degree, including through swaps and other derivatives products. Financial services companies may have significant exposure to the same borrowers and counterparties, with the result that a borrower’s or counterparty’s inability to meet its obligations to one company may affect other companies with exposure to the same borrower or counterparty. This interconnectedness of risk may result in significant negative impacts to companies with direct exposure to the defaulting counterparty as well as adverse cascading effects in the markets and the financial sector generally. Companies in the financial sector may also be adversely affected by increases in interest rates and loan losses, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. The financial sector is particularly sensitive to fluctuations in interest rates. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect one industry, such as the financial services industry, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems, may spread to other industries, and could negatively affect the value and liquidity of the Fund's investments. The financial sector is also a target for cyberattacks, and may experience technology malfunctions and disruptions. In recent years, cyberattacks and technology malfunctions and failures have become increasingly frequent in this sector and have reportedly caused losses to companies in this sector, which may negatively impact the Fund.

●	Energy Sector Risk. The energy sector consists of a number of sub-sectors, including the exploration & production, gas distribution, oil field equipment & services, and oil refining & marketing sub-sectors. The success of companies in the energy sector may be cyclical and highly dependent on energy prices. The market value of securities issued by companies in the energy sector may decline for the following reasons, among others: changes in the levels and volatility of global energy prices, energy supply and demand, geopolitical instability and capital expenditures on exploration and production of energy sources; exchange rates, interest rates, economic conditions, and tax treatment; regulation of energy production and the cost and availability of government subsidies; and energy conservation efforts, increased competition and technological advances. Companies in this sector may be subject to substantial government regulation and contractual fixed pricing, which may increase the cost of doing business and limit the earnings of these companies.

●	Consumer Cyclicals Sector Risk. The consumer cyclicals sector consists of a number of sub-sectors, including the automotive, consumer discretionary, leisure, real estate development and management, department store and specialty retail sub-sectors. The success of consumer cyclical companies is tied closely to the performance of domestic and international economies, exchange rates, interest rates, competition, consumer confidence, changes in demographics and preferences. Companies in the consumer cyclicals sector depend heavily on disposable household income and consumer spending, and may be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

●	Consumer Non-Cyclicals Sector Risk. The consumer non-cyclicals sector consists principally of consumer staples companies that operate in numerous sub-sectors, including the consumer goods, discount stores, food & drug retail, restaurants, and utilities sub-sectors. Investments in the consumer non-cyclicals sector involve risks associated with companies that manufacture products and provide discretionary services directly to the consumer. Performance of companies in the consumer non-cyclicals sector may be adversely impacted by fluctuations in supply and demand, changes in the global economy, consumer spending, competition, demographics and consumer preferences, and production spending. Companies in the consumer non-cyclicals sector are also affected by global economic, environmental and political events, and economic conditions. The products of consumer non-cyclical companies are subject to government regulation which may negatively impact such companies' performance.

A strategy used by the Underlying Funds may fail to produce the intended results. If the Fund has ~~a relative concentration of its portfolio in a single~~allocated a higher portion of its net assets to a particular Underlying Fund, it may be more susceptible to adverse developments affecting that Underlying Fund and may be more susceptible to losses because of these developments. The Fund’s ability to achieve its investment objective will depend on the ability of the Underlying Funds to achieve their investment objectives. There can be no assurance that the investment objective of any Underlying Fund can be achieved. With respect to the Underlying Funds, which are all designed to track an index, the price and movement of an ETF designed to track an index may not track the index and may result in a loss. In addition, ETFs may trade at a price above (premium) or below (discount) their net asset value, especially during periods of significant market volatility or stress, causing investors to pay significantly more or less than the value of the ETF’s underlying portfolio. Certain ETFs traded on exchanges may be thinly traded and experience large spreads between the “ask” price quoted by a seller and the “bid” price offered by a buyer.

The Fund’s NAV will change with changes in the value of the Underlying Funds and other investments based on their market valuations. The Fund’s market price may deviate from value of the Fund’s underlying holdings, particularly in times of market stress, and as a result, investors may pay more or receive less than the underlying value of the Fund’s shares bought or sold. See also “—Exchange-Traded Fund (ETF) and Other Investment Company Risk” below. An investment in the Fund will entail more costs and expenses than a direct investment in the Underlying Funds.